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                             August 10, 2021

       Robert Chmiel
       Chief Financial Officer
       GPB Automotive Portfolio, LP
       535 W. 24th Street, 6th Floor
       New York, NY

                                                        Re: GPB Automotive
Portfolio, LP
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed July 21, 2021
                                                            File No. 000-56285

       Dear Mr. Chmiel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed on July 21, 2021

       Item 1. Business
       Franchise Agreements with Manufacturers, page 13

   1. We note your response to comment 3, and your revised disclosure, but your revised disclosure is not
completely responsive to our comment. In this regard, we note your disclosure that "At
this time, certain of our dealerships have received notices of termination or
threatened notices of termination from certain manufacturers . . . ," and your amended disclosure
describing the termination notices and negotiations with only one manufacturer. While
retaining your current, revised disclosure, please also provide further disclosure as
to the threatened notices of termination or notices of termination from any other
manufacturers. Please also disclose the expiration date of the forbearance letters described in
your revised disclosure.
 Robert Chmiel
GPB Automotive Portfolio, LP
August 10, 2021
Page 2
Liquidity and Capital Resources, page 50

2. We note your response to comment 9, but we are not persuaded by your response. Please amend your disclosure in this section to provide the principal, interest rate, and maturity date of each of the financing agreements discussed in this section. Alternatively, amend your disclosure to cross-reference to disclosure elsewhere in your filing where this information is provided.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 91

3. Please amend your filing to disclose the the approximate number of holders of each class of your units as of the latest practicable date. See Item 201(b) of Regulation S-K.
Item 11. Description of Registrant's Securities to Be Registered, page 94

4. We note your response to comment 12, and your amended disclosure referencing "'Item 9.
       Market Price of and Dividends on the Registrant's Common Equity and
Related
       Stockholder Matters' in the 'Distribution Policy' subsection." However, the referenced disclosure appears to focus solely on distributions to unitholders. Please amend your disclosure to describe the other rights and preferences of your Series A and Series A-1
       Units, including, among others, voting rights of the units. See Item 202(a)(1) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-
2545 with any questions.



                                                             Sincerely,
FirstName LastNameRobert Chmiel
                                                             Division of
Corporation Finance
Comapany NameGPB Automotive Portfolio, LP
                                                             Office of Trade &
Services
August 10, 2021 Page 2
cc:       Jonathan Awner
FirstName LastName